N E W S R E L E A S E

May 6, 2014

Nevsun Achieves Industry Lowest Quartile Cash Costs in First Quarter 2014

Nevsun Resources Ltd. (TSX:NSU / NYSE MKT:NSU) (Nevsun or the Company) is pleased to report its financial and operating results for the three months ended March 31, 2014. Unless otherwise noted, with the exception of earnings per share and realized price and cost per pound figures, all financial results are in thousands of US dollars.

First quarter 2014 highlights

  Continued copper ramp up with 39.7 million pounds produced in the quarter
  Achieved industry lowest quartile C1 cash costs of $0.98 per pound
  Delivered strong cash flows which increased working capital from $419 million to $462 million
  Paid peer leading annualized dividend of $0.14 per share
  Increased indicated resource tonnes by 29% and contained copper by 22%
  Published 2013 Corporate Social Responsibility report in accordance with the Global Reporting Initiative’s fourth generation framework
  Achieved the following financial and production metrics:
	Q1 2014		Q4 2013(3)
Revenue (millions)	$99.2	$	NM
Copper in concentrate produced, millions of pounds	39.7		36.0
Copper in concentrate produced, tonnes	18,007		16,374
Payable copper sold, millions of pounds (1)	34.0		30.6
Payable copper sold, tonnes	15,400		13,900
Copper price realized, per payable pound sold	$3.01		$3.20
C1 cash cost per payable pound sold (2)	$0.98	$	NM
Net income (loss) attributable to Nevsun shareholders (millions)	$15.4		$(4.2)
Earnings (loss) per share	$0.08		$(0.03)
	March 31, 2014		December 31, 2013
Cash and cash equivalents (millions)	$337.9		$302.7
Working capital (millions)	$462.2		$419.1
(1)	Q1 2014 included 4.5 million pounds (Q4 2013 – 30.6 million pounds) of pre-commercial production. Receipts from pre-commercial production sales were credited against mineral property, plant and equipment, net of costs of sale.
(2)	C1 cash cost is a non-GAAP measure and includes mine site operating and general and administrative costs, freight, treatment and refining charges, less by-product credits. Royalties are excluded from the calculation of the C1 cash cost. Non-GAAP measures do not have a standardized meaning prescribed by International Financial Reporting Standards (IFRS) and may not be comparable to similar measures presented by other companies. Refer to Non-GAAP Performance Issues for a reconciliation of IFRS measures to C1 cash cost.
(3)	The Company has not disclosed C1 cash cost during the pre-commercial copper phase as the costs were unlikely to be comparable to future periods and therefore not meaningful (NM). Additionally, Q1 2013 comparative information is deemed to be not meaningful and therefore not shown as the Company was in its gold production phase at that time.

“Bisha had a great quarter” stated Cliff Davis, President and CEO of Nevsun.  “We’re especially pleased to achieve a C1 cash cost per payable pound sold of $0.98, well within the first quartile of copper producers, while still ramping up production.  We ended Q1 with an even stronger balance sheet, with quarter-end working capital increasing to $462 million, including cash of $338 million.

“We continue to optimize the copper plant and the copper concentrate logistics.  We are poised to accelerate production during Q2 2014 and reiterate our 2014 production guidance of 180,000 to 200,000 pounds of copper in concentrate.”

“We have continued an aggressive generative exploration program on the highly prospective Bisha property and neighbouring Mogoraib River license and we are continuing to actively evaluate potential merger and acquisition opportunities.”

Operations Review

Key operating information – Bisha Mine(1)	For the three months ended,
Mining – copper:	March 31, 2014	December 31, 2013
Ore mined, tonnes	487,000	533,000
Waste mined, tonnes	3,471,000	2,664,000
Strip ratio, (using tonnes)	7.1	5.0

Processing – copper:
Ore milled, tonnes	353,000	401,000
Copper feed grade, %	6.1	5.1
Recovery, % of copper	83.5	79.7
Copper concentrate grade, %	28.8	26.0
Copper in concentrate produced, millions of pounds	39.7	36.0
Copper in concentrate produced, tonnes	18,007	16,374
Payable copper sold, millions of pounds (2)	34.0	30.6
Payable copper sold, tonnes	15,400	13,900
Copper price realized, per payable pound sold	$3.01	$3.20
(1)	The Company achieved commercial production of the copper plant on December 1, 2013.
(2)	Q1 2014 included 4.5 million pounds (Q4 2013 – 30.6 million pounds) of pre-commercial production. Receipts from pre-commercial production sales were credited against mineral property, plant and equipment, net of costs of sale.

During Q1 2014, 487,000 tonnes of ore were mined, of which 382,000 tonnes were supergene ore and the remaining oxide, pyrite sand and primary ore were stockpiled for later processing. In order to minimise oxidation of the supergene ore, lower levels of pre-crusher broken ore stocks were maintained on the mine ore blending pad.  Waste mining has improved considerably from past performance with 3,471,000 tonnes mined in the quarter with strip ratios in line with our expectations.

Ore mill feed of 353,000 tonnes was less than the prior quarter’s mill feed due to much higher copper feed grades than expected (6.1% compared with a planned 4.6%) and the lack of room on the concentrate pad due to the trucking logistics.  Increasing mill feed rates with such high copper grades would have resulted in lower copper recoveries and more copper discharged to the tailings management facility. With the concentrate trucking logistics operating only at about 85% efficiency, the plant was required to stop for 13 days during Q1 2014. With the planned injection of additional truck and trailer sets during Q2 2014, the increased trucking capacity should have a positive impact on the Company’s ability to achieve its 2014 production forecast of 180 to 200 million pounds of copper produced in concentrate.

Copper recoveries and concentrate grades are ramping up as expected approaching 87% and 30% respectively by quarter end.

Financial review

	For the three months ended March 31,
In US $000s (except per share data)(1)	2014	2013
Revenues	$99,151	$71,130
Operating income	51,983	37,779
Net income for the period	28,180	19,503

Net income attributable to Nevsun shareholders	$15,440	$10,625
Earnings per share attributable to Nevsun shareholders – basic	0.08	0.05
Earnings per share attributable to Nevsun shareholders – fully diluted	0.08	0.05
(1)	Copper commercial operations commenced December 1, 2013. The 2013 figures reflect only gold phase operating results and do not include copper sales.

The Company’s Q1 2014 revenues of $99,151 (Q1 2013 – $71,130) are comprised of copper concentrate sales of $88,811 (Q1 2013 – $nil), copper concentrate by-product sales of $13,616 (Q1 2013 – $nil), and other sales of high grade precious metal pyrite ore of $5,696 (Q1 2013 – $nil). Offsetting these sales were treatment and refining charges of $8,972 (Q1 2013 – $nil).  Revenues included sales of 29.5 million pounds of payable copper (Q1 2013 – $nil) at an average realized price of $3.01 per pound (Q1 2013 – $nil).  On March 26, 2014, the Company also shipped approximately 6.4 million payable pounds or 2,900 payable tonnes of copper for which revenue recognition criteria had not yet been met as at March 31, 2014.

The Company’s cash and cash equivalents at March 31, 2014 were $337,900, up from $302,700 as at December 31, 2013; working capital balances as at March 31, 2014, and December 31, 2013, were approximately $462,200 and $419,100, respectively.

During the quarter the Company released updated resource and reserve estimates.  The copper resource estimate increased by 22% over the previous one released in May 2012.  In addition, the open pit Hambok and North West Zone resources were added for the first time.  Despite mining depletion and cost inflation since our last reserve report, Bisha base metal mine life is 11 years, demonstrating the robust nature of the high grade Bisha Main ore body.

Nevsun is committed to disciplined capital allocation.  The growth strategies include a mix of organic/exploration investment and mergers and acquisitions (M&A).  Bisha has an aggressive generative exploration program on the highly prospective Bisha property and neighbouring Mogoraib River licence and we are continuing to evaluate potential M&A opportunities.  Nevsun’s approach to M&A is based on capital discipline and staying true to our commitment of generating a financial return on our investment for shareholders that will allow us to maintain and grow our dividend in the future.

Conference call details

The Company will hold a conference call on Wednesday, May 7, 2014, at 8:00AM Vancouver / 11:00AM Toronto, New York / 4:00 PM London, to discuss the annual results. Please call in at least five minutes prior to the conference call start time to ensure prompt access to the conference. Dial in details are as follows:

North America: 1 888-390-0605 / +1 416-764-8609 / +1 778-383-7417 UK: 0800 028 6441 (toll free) Other International: +1 416-764-8609 / +1 778-383-7417

The conference call will be available for replay until May 14, 2014, by calling 1 888-390-0541 / +1 416-764-8677 and entering passcode 467731.

Forward Looking Statements

This report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation concerning anticipated developments in the Company’s continuing and future operations in Eritrea and in the putative class action lawsuit, the adequacy of the Company’s financial resources and financial projections.  Forward-looking statements include, but are not limited to, statements concerning or the assumptions related to estimates of capital and operating costs, the timing, nature and extent of future copper and gold production, expanding exploration licenses, the estimation of mineral reserves and resources, methodologies and models used to prepare resource and reserve estimates, the realization of mineral reserve estimates, the conversion of mineral properties to reserves and resources, the potential to expand resources, reserves and mine life, future exploration budgets, plans, targets and work programs, capital expenditures and objectives, anticipated timing of grant of permits, mining and development plans and activities, construction and production targets and timetables, grades, processing rates, life of mine, net cash flows, metal prices, exchange rates, reclamation costs, results of drill programs, dividend plans and policy, litigation matters, integration or expansion of operations, requirements for additional capital, government regulation of mining operations, environmental risks, political risks and uncertainties, unanticipated reclamation expenses, and other events or conditions that may occur in the future.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “budget” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Information concerning the interpretation of drill results and mineral resource and reserve estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Please see the Company’s MD&A for the year ended December 31, 2013, for a more complete discussion of the risk factors associated with our business.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is a Vancouver-based mining company with an operating mine in Eritrea.  Nevsun’s 60%-owned Bisha Mine commenced commercial copper concentrate production in December 2013 and ranks as one of the highest grade open pit copper mines in the world. Nevsun has a strong balance sheet and future cash flows to grow shareholder value through exploration at Bisha and acquisition of additional mining assets.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: nsu@kincommunications.com Website: www.nevsun.com